Issuer Free Writing Prospectus dated June 23, 2009 to
Preliminary Prospectus dated June 22, 2009
Registration Statement No. 333-160141
Filed Pursuant to Rule 433
Rambus Inc.
$150,000,000
aggregate principal amount of its
5% Convertible Senior Notes due 2014
     This term sheet relates only to the securities described below and should be read together with the preliminary prospectus dated June 22, 2009 (including the documents incorporated by reference therein) relating to the securities before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus.

General

Issuer:	Rambus Inc.

Ticker/Exchange:	RMBS / The Nasdaq Global Select Market

Last reported sale price of RMBS common stock:	$14.85 (June 23, 2009)

5% Convertible Senior Notes due 2014

Aggregate principal amount offered:	$150 million

Over-allotment option:	$22.5 million

Issue price:	100% of the principal amount of the notes, plus accrued interest, if any, from June 29, 2009

Underwriting discount and commissions:	2.50% per note/ $3.75 million total

Estimated offering expenses:	$5,000,000

Annual interest rate:	5% per annum, accruing from June 29, 2009

Maturity date:	June 15, 2014, unless earlier redeemed, repurchased or converted

Interest payment dates:	June 15 and December 15 of each year, beginning on December 15, 2009

Record dates:	June 1 and December 1 of each year

Conversion premium:	30% over the last reported sale price on The Nasdaq Global Select Market on June 23, 2009

Initial conversion price:	Approximately $19.31 per share of common stock (subject to adjustment)

Initial conversion rate:	51.8000 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Call protection:	Rambus Inc. may not redeem any of the notes at its option prior to June 15, 2012. At any time on or after June 15, 2012, Rambus Inc. will have the right, at its option, to redeem the notes in whole or in part for cash in an amount equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest, if any, if the closing sale price of its common stock for at least 20 of the 30 consecutive trading days immediately prior to any date Rambus Inc. gives a notice of redemption is greater than 130% of the conversion price on the date of such notice.

Listing:	None

CUSIP:	750917 AC0

ISIN:	US750917AC08

Adjustment to conversion rate upon make-whole fundamental change:	Holders who convert their notes in connection with a make-whole fundamental change are entitled, under certain circumstances, to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole fundamental change. The following table sets forth the stock price, effective date and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes.
Stock Price

Effective
Date	$14.85	$16.00	$18.00	$20.00	$25.00	$25.10	$30.00	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00
June 29, 2009	15.5401	13.5459	10.8402	8.8325	5.6249	5.5784	3.8183	2.7098	1.9842	1.4846	1.1267	0.2817	0.0195
June 15, 2010	15.5401	13.3126	10.3624	8.2093	4.8816	4.8349	3.1148	2.0970	1.4706	1.0628	0.7843	0.1795	0.0060
June 15, 2011	15.5401	12.9606	9.5853	7.1592	3.5784	3.5309	1.8816	1.0483	0.6238	0.3971	0.2684	0.0454	0.0000
June 15, 2012	15.5401	12.7859	8.6672	5.5822	0.8760	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2013	15.5401	12.5718	8.3046	5.2933	0.9799	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2014	15.5401	10.6644	3.7295	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:
•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $100.00 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $ 14.85 per share (subject to adjustment), no additional shares will be issued upon conversion.
     Notwithstanding the foregoing, in no event will the total number of additional shares of our common stock issuable upon conversion exceed 15.5401 per $1,000 principal amount of the notes, subject to adjustments in the same manner as the conversion rate.

SUMMARY CONSOLIDATED FINANCIAL DATA
USE OF PROCEEDS
CAPITALIZATION

Other Offering Information

Trade Date:	June 24, 2009

Settlement Date:	June 29, 2009

Underwriters:	Credit Suisse Securities (USA) LLC	$75,000,000
	J.P. Morgan Securities Inc.	$75,000,000
Prior to purchasing the securities being offered pursuant to the prospectus, on June 23, 2009, one of the underwriters purchased, on behalf of the syndicate, 90,942 shares of common stock of Rambus Inc. at an average price of $14.85 per share in stabilizing transactions.

SUMMARY CONSOLIDATED FINANCIAL DATA
          The summary consolidated balance sheet data as of March 31, 2009 have been derived from our unaudited consolidated financial statements that are incorporated by reference in this prospectus. In the opinion of management, such unaudited quarterly financial data contains all adjustments necessary for the fair statement of our financial position as of and for such periods.
          The as adjusted balance sheet data column gives effect to the issuance and sale of the notes in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option to purchase additional notes), as if such event took place on March 31, 2009. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus.

	As of March 31, 2009
	Actual	As Adjusted (2)
	(In thousands)
	(Unaudited)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$125,838	$270,838
Other current assets	231,251	231,901
Total assets	395,292	543,542
Total liabilities	167,045	264,545
Stockholders’ equity	228,247	278,997

(1)	Reflects the implementation of FSP APB 14-1. See Note 1, “Basis of Presentation,” and Note 15, “Convertible Notes,” to our unaudited condensed consolidated financial statements, which appear in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and Note 2A, “Retrospective Adoption of New Accounting Pronouncement,” to our audited consolidated financial statements which appear in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009.

(2)	Certain of the as adjusted amounts shown are estimates that reflect the application of FSP APB 14-1, which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement.

USE OF PROCEEDS
          We estimate that the net proceeds from this offering will be approximately $145,000,000 (or $166,937,500 if the underwriters exercise their over-allotment option to purchase additional notes in full), after deducting underwriters’ discounts and commissions and expenses payable by us.
          We intend to use the net proceeds from this offering for general corporate purposes, which may include financing potential acquisitions and strategic transactions, repayment of our zero coupon convertible senior notes due February 2010, and working capital. As part of our strategic initiatives, we currently are evaluating, and expect to engage in, investments in or acquisitions of companies, products or technologies and the entry into strategic transactions or other arrangements. These acquisitions, investments, transactions or arrangements are likely to range in size, but some of them may be significant.  Accordingly, as described above, a portion of the net proceeds of this offering may be used for one or more acquisitions, investments or similar arrangements.
          Pending application for the foregoing purposes, the net proceeds from this offering will be invested in short-term interest-bearing instruments or other investment grade securities. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. Accordingly, we will retain broad discretion over the use of these proceeds.

CAPITALIZATION
          The following table sets forth our unaudited cash, cash equivalents, zero coupon convertible senior notes due February 2010 and capitalization as of March 31, 2009:
•	on an actual basis; and

•	on an as-adjusted basis to give effect to the issuance and sale of the notes in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option to purchase additional notes).
          You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into this prospectus and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, and our Current Report on Form 8-K filed with the SEC on June 22, 2009, each incorporated by reference herein.

	March 31, 2009
	Actual	As Adjusted
	(In thousands, except share
	amounts)
	(Unaudited)
Cash, cash equivalents and marketable securities	$347,928	$492,928

Zero coupon convertible senior notes due February 2010	$128,034	$128,034

Long term debt:
Notes offered hereby (1)	$—	$97,500
Stockholders’ equity:
Convertible preferred stock, $0.001 par value. 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value. 500,000,000 shares authorized, 104,466,738 shares issued and outstanding, actual, 104,466,738 shares issued and outstanding as adjusted (2)	104	104
Additional paid-in capital (1)	716,908	767,658
Accumulated deficit	(489,098)	(489,098)
Accumulated other comprehensive income	333	333

Total stockholders’ equity	228,247	278,997

Total capitalization	$228,247	$376,497

(1)	Amounts shown reflect the application of FSP APB 14-1, which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement. In addition, the amounts shown do not reflect the impact of any deferred tax liability component that would be applicable to the notes. In accordance with FSP APB 14-1, we estimated that $150 million of the aggregate principal amount of the notes will be recognized (and, to the extent applicable, reflected in the table above) as follows (in thousands):

Equity component (net of estimated issuance costs)	$50,750

Liability component:
Principal	$150,000
Less: debt discount	(52,500)

Net carrying amount	$97,500

(2)	Outstanding common stock does not include (i) 16,069,032 shares of common stock that will be issued upon the exercise of outstanding stock options under our stock plans as of March 31, 2009, at a weighted average exercise price of $20.17 per share, (ii) 1,081,712 shares of common stock available for grant under our stock option plans (in addition to 6,500,000 shares reserved for issuance under the 2006 Equity Incentive Plan which were approved at the 2009 Annual Meeting of Stockholders on April 30, 2009), (iii) 1,265,071 shares reserved for issuance under our Employee Stock Purchase Plan, (iv) zero shares of common stock issuable upon the conversion of our zero coupon convertible senior notes due February 2010 currently outstanding given the price of our common stock for the applicable conversion reference periods as of March 31, 2009, and (v) zero shares of common stock issuable upon conversion of the notes offered hereby given the price of our common stock for the applicable conversion reference periods as of March 31, 2009.

Supplemental litigation disclosure
As described in the prospectus, on May 5, 2004, Rambus filed a lawsuit against Micron, Hynix, Infineon and Siemens in San Francisco Superior Court seeking damages for conspiring to fix prices (California Bus. & Prof. Code §§ 16720 et seq.), conspiring to monopolize under the Cartwright Act (California Bus. & Prof. Code §§ 16720 et seq.), intentional interference with prospective economic advantage, and unfair competition (California Bus. & Prof. Code §§ 17200 et seq.). On June 17 and 22, 2009, Micron, Samsung and Hynix filed petitions requesting that the court of appeal issue writs directing the trial courts to vacate two orders denying motions for summary judgment and enter orders granting the motions. On June 19, 2009, Micron and Samsung filed petitions requesting that the court of appeal issue writs directing the trial court to vacate its order denying the defendants’ motion for issue preclusion and termination sanctions and enter an order granting the motion. No decisions have issued to date on any of these petitions.
Rambus Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Rambus Inc. has filed with the SEC for more complete information about Rambus Inc. and this offering. You may obtain these documents for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, Rambus Inc., the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, or (ii) J.P. Morgan Securities Inc. toll-free at (866) 430-0686
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.